EXHIBIT 4.11

DESCRIPTION OF SECURITIES

General
We are incorporated under the laws of the State of Delaware. We are authorized to issue 400,000,000 shares of our common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Each outstanding share of our common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of our Directors. Holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividends.
In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock will be entitled to share ratably in the assets remaining after provision for payment of liabilities to creditors and obligations to holders of preferred stock. Holders of our common stock have no sinking fund, preemptive, subscription, redemption or conversion rights and are not liable for further calls or assessments.
Computershare is the transfer agent and registrar for our common stock. Shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “SLGN.”
Preferred Stock
Our Board of Directors, without stockholder authorization, is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and privileges of the preferred stock, including any:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights;

•	terms of any sinking fund provisions;

•	liquidation preferences; and

•	the number of shares constituting a series and the designation of the series.

Our Board of Directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock. Currently, we have no shares of preferred stock outstanding.
Certain Anti-Takeover Matters
Provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, each as amended, may have the effect of delaying or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of our stockholders to approve transactions that they may deem to be in their best interests.
In particular, our Amended and Restated Certificate of Incorporation, as amended, provides that:

•	our Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by our Board of Directors;

•	our Board of Directors is divided into three classes, and each year approximately one third of our directors are elected for a term of three years;

•	our Board of Directors is fixed at seven members, subject to the ability of our Board of Directors to increase the size of our Board of Directors to up to nine members for a period of time;

•	action taken by the holders of our common stock must be taken at a meeting and may not be taken by consent in writing; and

•
any Director or our entire Board of Directors may be removed at any time, but only for cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of our common stock.

Additionally, our Amended and Restated By-laws, as amended, provide that a special meeting of our stockholders may only be called by our Chairman of the Board or by our Chairman of the Board at the request in writing of a majority of our Board of Directors, and may not be called by the holders of our common stock.